EX 21.1
Subsidiaries of Liberty Oilfield Services Inc.

Entity	State of Formation
Liberty Oilfield Services New HoldCo LLC	Delaware
Liberty Oilfield Services LLC	Texas
Freedom Proppant LLC	Delaware
LOS Kermit LLC	Delaware
Proppant Express Solutions, LLC	Delaware
LOS Canada Holdings Inc.	British Colombia
LOS Canada Operations ULC	British Colombia